FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated second quarter earnings for fiscal year 2023.

BBVA

Creando Oportunidades

2Q23 Earnings Release

BBVA Argentina

August 23, 2023

Buenos Aires, Argentina

2Q23 Highlights

BBVA

Macroeconomic indicators 06/30/2023
YoY Inflation: 115.6%
IQoQ nflation: 23.8%
A 3500 FX Rate : AR$256.68 (+22.8% QoQ, +105.0% YoY)
MPR: 97% APR – 154% APY

2Q23 Earnings Release

NET INCOME (AR$ billion, INFLATION ADJUSTED)

+63%
+10%
18,6
44,5
49,0
2Q22
1Q23
2Q23
2H22
2H23

OPERATING INCOME (AR$ billion, INFLATION ADJUSTED)

+29%
+69%
69,0
97,5
125,3
131,6
222,8
2Q22
1Q23
2Q23
2H22
2H23

ROA (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED, ANNUALIZED)

-69 pbs
+20 pbs
4,6%
2,6%
3,9%
3,0%
3,2%
2Q22
1Q23
2Q23
2H22
2H23

ROE (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED ANNUALIZED)

-703 pbs
-117 pbs
28,3%
13,7%
21,3%
18,9%
17,7%
2Q22
1Q23
2Q23
2H22
2H23

2Q23 Highlights

18.591
23.118
9.719
2.944
216
- 974
- 7.164
667
- 7.188
- 9.567
30.362
1Q23 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
2Q23 Net Income

1 Income boosted by income from **public securities**, as loans assimilate monetary policy rate increases

NET INTEREST INCOME
185.5 bn
+14,2% QoQ
+58,4% YoY

FINANCIAL MARGIN
12.9 bn
+29,5% QoQ
+73,1% YoY

2 **Loan loss allowances** pushed mildly by the retail portfolio

LOAN LOSS ALLOWANCES
11.1 bn
+9,6% QoQ
+109,7% YoY

3 **In spite of inflation, accumulated efficiency** ratio continues to **improve helped by revenues**

OPERATING EXPENSES
92.8 bn
+8,4% QoQ
+16,5% YoY

EFFICIENCY RATIO* (%)
56.6%
in 2Q23
-579 pbs QoQ
-1.467 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
Accumulated efficiency ratio

2Q23 Highlights

BBVA

Macroeconomic indicators 06/30/2023
YoY Inflation: 115.6%
IQoQ nflation: 23.8%
A 3500 FX Rate : AR$256.68 (+22.8% QoQ. +105.0% YoY)
MPR: 97% APR – 154% APY

2Q23 Earnings Release

EFFICIENCY*(ratio %, expenses and income AR$ billion, INFLATION ADJUSTED)*

71,3%
69,0%
63,9%
62,4%
56,6%
2Q22
3Q22
4Q22
1Q23
2Q23
Quarterly income
Quarterly expenses
Acc. Efficiency ratio

*For its definition please refer to the glossary at the end of this document.

NET FEE INCOME (AR$ billion, INFLATION ADJUSTED)

+69%
-3%
31,0
22,2
-8,8
27,2
14,0
-13,2
33,4
23,7
-9,6
63,8
39,0
-24,8
60,6
37,8
-22,8
2Q22
1Q23
2Q23
2H22
2H23
Fee Income
Fee expenses
Net Fee Income

2H23 Highlights

44.451
131.609
- 1.237
879
- 1.872
- 10.189
- 27.971
725
- 49.149
- 38.293
48.953
2H22 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
2H23 Net Income

1 Income boosted by **interest income**, through higher monetary policy **rate and position in public securities** and BCRA instruments

NET INTEREST INCOME

347.9 bn **+60.9%** YoY

FINANCIAL MARGIN

22.3 bn **+4.0%** YoY

2 **Loan loss allowances** slightly higher due to retain loan potfolio behavior

LOAN LOSS ALLOWANCES

21.2 bn **+92.4%** YoY

3 **In spite of a 115.6% YoY inflation, efficiency ratios improve considerably** in the year, boosted by revenues

OPERATING EXPENSES

178.3 bn **+18.6%** YoY

EFFICIENCY RATIO* (%)

56.6% in 2Q23

-579 bps QoQ
-1.467 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
**Accumulated efficiency ratio*

2Q23 Highlights

BBVA

Macroeconomic indicators 06/30/2023
YoY Inflation: 115.6%
IQoQ nflation: 23.8%
A 3500 FX Rate : AR$256.68 (+22.8% QoQ, +105.0% YoY)
MPR: 97% APR – 154% APY

2Q23 Earnings Release

Private sector loans
(AR$ billion, INFLATION ADJUSTED)

Stable loan mix

-4%
~0%
1.119
1.083
1.080
41%
59%
45%
55%
45%
55%
2Q22
1Q23
2Q23
Commercial
Retail

PRIVATE LOAN MARKET SHARE*

8.35%	9.13%	9.01%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge.
Commercial: ddiscounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

Private sector deposits
(AR$ billion, INFLATION ADJUSTED)

Improvement in mix thanks to investment account reduction

-3%
+4%
2.068
1.929
1.997
10%
28%
25%
36%
9%
34%
1%
21%
35%
7%
34%
1%
23%
36%
60%
LOW COST OF FUNDING
2Q22
1Q23
2Q23
Savings Accounts
Checking Accounts
Other

PRIVATE DEPOSIT MARKET SHARE*

7.16%	6.83%	7.03%

*Based on daily information from BCRA. Capital balance as of last day of every quarter

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

77%	79%	84%

NPL & Coverage
(%, consolidated, INFLATION ADJUSTED)

NPL Financial System*
3,00%
1,39%
1,08%
0,48%
1,85%
1,31%
0,40%
2,07%
1,38%
0,16%
2Q22
1Q23
2Q23
Retail NPL
Total NPL
Commercial NPL

219,40%
1,94%
220,29%
3,73%
4,09%
218,44%
2Q22
1Q23
2Q23
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Strong organic generation of capital

22,9%
27,9%
28,4%
11,5%
11,5%
11,5%
8,0%
8,0%
8,0%
2Q22
1Q23
2Q23
Minimum requirement
Additional buffer
Capital ratio

RPC includes 100% of quarterly results

Public sector exposure under control in a context of low credit activity

9,0%
14,2%
9,1%
17,0%
11,0%
17,3%
2Q22
1Q23
2Q23
BBVA
Financial System*

Source: "Informe sobre bancos", BCRA, as of June 2023, last available information. Excludes BCRA exposure.

2Q23 Highlights

BBVA

Macroeconomic indicators 06/30/2023
YoY Inflation: 115.6%
lQoQ nflation: 23.8%
A 3500 FX Rate : AR$256.68 (+22.8% QoQ. +105.0% YoY)
MPR: 97% APR – 154% APY

2Q23 Earnings Release

Transformation

DIGITAL ACTIVE CLIENTS (MILLIONS)

+10%
2,18
2,34
2,40
2Q22
1Q23
2Q23

MOBILE ACTIVE CLIENTS (MILLIONS)

+14%
1,91
2,12
2,18
2Q22
1Q23
2Q23

DIGITAL CLIENT PENETRATION %

62%
62%
2Q22
2Q23

MOBILE CLIENT PENETRATION %

54%
56%
2Q22
2Q23

MONETARY TRANSACTIONS BY CHANNEL

21%
78%
18%
81%
17%
82%
2Q22
1Q23
2Q23
Remote*
ATM+ATS
Tellers

Includes mobile and online banking, Net Cash online & mobile and non-banking correspondents including MODO.
Tellers represent less than 1%

RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANUAL SALES % OF TOTAL SALES YTD)

90,8%
92,5%
93,9%
57,1%
69,2%
71,8%
2Q22
1Q23
2Q23
Digital Sales PRV (% Sales)
Digital Sales (% Units)

***Remote** channels with **more participation** than **physical** ones*

NEW CLIENT ACQUISITION*

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

142
138
154
70%
72%
75%
2Q22
1Q23
2Q23
DIGITAL ACQUISITION
+16%
2Q23 vs. 2Q22

REMOTE CHANNELS

OMNETARY TRANSACTION YoY % GROWTH AS OF 2Q23

+25%
Web
+116%
Mobile

Digital sales: % of sales done through digital channels and ATM over total sales.

PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.
Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.
Active customers have suffered changes in calculation parameters as of 1Q22 and for comparable periods.

Banco BBVA Argentina S.A. announces Second Quarter 2023 results

Buenos Aires, August 23, 2023 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the second quarter (2Q23), ended on June 30, 2023.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2022 and 2023 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2023.

2Q23 Highlights

•	BBVA Argentina’s inflation adjusted net income in 2Q23 was $30.4 billion, 63.3% greater than the $18.6 billion reported on the first quarter of 2023 (1Q23), and 11.4% lower than the $34.3 billion reported on the second quarter of 2022 (2Q22). BBVA Argentina’s inflation adjusted net income for the first half of 2023 (2H23) totaled $49.0 billion, 10.1% higher than the $44.5 billion reported in the first half of 2022 (2H22).
•	In 2Q23, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 3.9% and an inflation adjusted average return on equity (ROAE) of 21.3%. In 2H23, BBVA Argentina posted an inflation adjusted ROAA of 3.2% and an inflation adjusted ROAE of 17.7%.
•	Operating income in 2Q23 was $125.3 billion, 28.6% above the $97.5 billion recorded in 1Q23 and 81.7% over the $69.0 billion recorded in 2Q22. In 2H23, operating income was $222.8 billion, 69.3% above the $131.6 billion recorded in 2H22.
•	In terms of activity, total consolidated financing to the private sector in 2Q23 totaled $1.1 trillion, remaining practically stable with a mild fall of 0.3% in real terms compared to 1Q23, and contracting 3.5% compared to 2Q22. In the quarter, the variation was mainly driven by a decline in overdrafts by 37.5%, offset by an increase in discounted instruments and other loans by 18.3% and 9.0% respectively. BBVA’s consolidated market share of private sector loans reached 9.01% as of 2Q23.
•	Total consolidated deposits in 2Q23 totaled $2.0 trillion, increasing 3.3% in real terms during the quarter, and falling 4.3% in the year. Quarterly increase was mainly explained by sight deposits, which grew 8.3%. The Bank’s consolidated market share of private deposits reached 7.03% as of 2Q23.
•	As of 2Q23, the non-performing loan ratio (NPL) reached 1.38%, with a 218.44% coverage ratio.
•	The accumulated efficiency ratio in 2Q23 was 56.6%, below 1Q23’s 62.4%, and 2Q22’s 71.3%.
•	As of 2Q23, BBVA Argentina reached a regulatory capital ratio of 28.4%, entailing a $369.5 billion or 247.4% excess over minimum regulatory requirement. Tier I ratio was 28.0%.
•	Total liquid assets represented 84.1% of the Bank’s total deposits as of 2Q23.

1

Message from the CFO

“On Sunday, August 13, Javier Milei, the candidate for “La Libertad Avanza”, was the most voted in the primary presidential elections, gaining 30.2% of total votes, quite above what surveys were estimating. In the second place were the sum of candidates running for “Juntos por el Cambio”, and in third place ended the sum of candidates for “Union por la Patria”. This implies a high uncertainty scenario facing the general elections in October, and it is expectable that high volatility will persist in financial indicators in an already deteriorated macroeconomic environment.

At the same time, the unfavorable macroeconomic conditions have continued to deteriorate, increasing the risk of economic and financial turbulence ahead of the presidential elections scheduled for the last quarter of the year. GDP is expected to fall by around 3.5% this year, 100 basis points more than previously forecast by BBVA Research (-2.5%), due to the impact of the negative weather shock on the production and export of agricultural goods, coupled with increasing exchange rate restrictions and political uncertainty. In this context, its impact on the external and fiscal accounts has contributed to accelerate the exchange rate depreciation and inflation, which in annual terms reached 113.4% in July.

In June 2023, private credit in pesos for the system grew 92% YoY, while BBVA Argentina increased its private loan portfolio in pesos by 113%. Neither the System, nor Bank’s YoY loan growth exceeded that of inflation (which reached 115.6% YoY as of June 2023). Consolidated market share increased 66bps from 8.35% to 9.01% YoY. Regarding consolidated private deposits, the system grew 108% while the Bank grew 105%, in both cases neither beating inflation in the year. Consolidated market share of deposits for BBVA Argentina was 7.03%, lower than the 7.16% recorded the prior year.

Referring to BBVA Argentina performance, a better operating income in the second quarter 2023 was a product of an improvement in interest income, boosted especially by government securities and liquidity instruments, and better fee income.

As of June 2023, BBVA Argentina reached an NPL ratio of 1.38%, way below the last available system NPL (June 2023) of 3.0%. Concerning liquidity and solvency indicators, the Bank ends the quarter with 84.1% and 28.4% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

As of the date of this report, BBVA Argentina has distributed 3 of the 6 installments scheduled on dividend payments, from $50.4 billion total to be paid, according to the plan published on June 7, 2023, on the terms agreed with the Central Bank.

On digitalization, our service offering has evolved in such way that by the end of June 2023, retail digital client penetration reached 62%, remaining stable versus a year back, while that of retail mobile clients reached 56% from 54% in the same period. In the quarter, new client acquisition through digital channels over traditional ones was 75%, while in 2Q22 it was 70%.

BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges in a decisive year for the Argentine Republic.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

2Q23 Conference Call

Thursday, August 24 - 12:00 p.m. Buenos Aires time (11:00 a.m. EST)

To participate, please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the following exceptions:

a) The exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

b) In March 2022, the shares corresponding to the remaining participation in Prisma Medios de Pago S.A. (“Prisma”) were transferred, which were measured at fair value pursuant to April 29, 2019, and March 22, 2021 Memorandums received from the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had IFRS rules been applied to determine the fair value mentioned, results for the quarter ended on June 30, 2022 would have been modified. Nonetheless, this does not generate differences regarding the value of equity as of December 31, 2022.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

3

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

4

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Net Interest Income	185,505	162,387	117,082	14.2%	58.4%
Net Fee Income	23,739	14,020	22,219	69.3%	6.8%
Net income from measurement of financial instruments at fair value through P&L	7,414	8,637	2,895	(14.2%)	156.1%
Net income from write-down of assets at amortized cost and at fair value through OCI	2,290	48	1,223	n.m	87.2%
Foreign exchange and gold gains	3,231	1,306	3,356	147.4%	(3.7%)
Other operating income	7,014	6,798	7,150	3.2%	(1.9%)
Loan loss allowances	(11,097)	(10,123)	(5,293)	(9.6%)	(109.7%)
Net operating income	218,096	183,073	148,632	19.1%	46.7%
Personnel benefits	(29,008)	(27,297)	(27,394)	(6.3%)	(5.9%)
Adminsitrative expenses	(31,156)	(29,682)	(26,430)	(5.0%)	(17.9%)
Depreciation and amortization	(3,493)	(3,491)	(3,712)	(0.1%)	5.9%
Other operating expenses	(29,094)	(25,117)	(22,105)	(15.8%)	(31.6%)
Operarting expenses	(92,751)	(85,587)	(79,641)	(8.4%)	(16.5%)
Operating income	125,345	97,486	68,991	28.6%	81.7%
Income from associates	593	(74)	470	n.m	26.2%
Income from net monetary position	(77,491)	(70,303)	(51,283)	(10.2%)	(51.1%)
Net income before income tax	48,447	27,109	18,178	78.7%	166.5%
Income tax	(18,085)	(8,518)	16,072	(112.3%)	(212.5%)
Net income for the period	30,362	18,591	34,250	63.3%	(11.4%)
Owners of the parent	30,058	18,603	34,523	61.6%	(12.9%)
Non-controlling interests	304	(12)	(273)	n.m	211.4%

Other comprehensive Income (OCI) (1)	5,226	(797)	(20,803)	n.m	125.1%
Total comprehensive income	35,588	17,794	13,447	100.0%	164.7%

(1) Net of Income Tax.

BBVA Argentina 2Q23 net income was $30.4 billion, increasing 63.3% or $11.8 billion quarter-over-quarter (QoQ) and falling 11.4% or $3.9 billion year-over-year (YoY). This implied a quarterly ROAE of 21.3% and a quarterly ROAA of 3.9%.

Quarterly operating results are mainly explained by (i) better interest income results through public securities and liquidity instruments, (ii) better fee income, and (iii) higher income from write-down of assets at amortized cost and at fair value through Other Comprehensive Income (OCI), mainly due to the voluntary bond swap offered in June by the National Treasury.

This effect was partially offset by (i) an increase in other operating expenses, pushed by greater turnover tax due to a higher LELIQ position, (ii) an increase in personnel expenses, and (iii) an increase in administrative expenses.

Net Income for the period was highly impacted by income from net monetary position, as inflation increased from 21.7%1 in 1Q23 to 23.8%1 in 2Q23.

1 Source: Instituto Nacional de Estadística y Censos (INDEC).

5

Lastly, the OCI line totaled a positive result of $5,226 million, mainly due to results of financial instruments at fair value through OCI, particularly through the revaluation of inflation-linked (CER) National Treasury bond portfolio.

Income Statement – 6 month accumulated

INCOME STATEMENT - 6 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2023	2022	∆ %
Interest income	679,683	389,300	74.6%
Interest expense	(331,791)	(173,017)	(91.8%)
Net interest income	347,892	216,283	60.9%
Fee income	60,561	63,787	(5.1%)
Fee expenses	(22,802)	(24,791)	8.0%
Net fee income	37,759	38,996	(3.2%)
Net income from financial instruments at fair value through P&L	16,051	13,227	21.4%
Net loss from write-down of assets at amortized cost and fair value through OCI	2,338	1,136	105.8%
Foreign exchange and gold gains	4,537	7,684	(41.0%)
Other operating income	13,812	15,684	(11.9%)
Loan loss allowances	(21,220)	(11,031)	(92.4%)
Net operating income	401,169	281,979	42.3%
Personnel benefits	(56,305)	(50,316)	(11.9%)
Administrative expenses	(60,838)	(50,491)	(20.5%)
Depreciation and amortization	(6,984)	(7,846)	11.0%
Other operating expenses	(54,211)	(41,714)	(30.0%)
Operating expenses	(178,338)	(150,367)	(18.6%)
Operating income	222,831	131,612	69.3%
Income from associates and joint ventures	519	(206)	351.9%
Income from net monetary position	(147,794)	(98,645)	(49.8%)
Income before income tax	75,556	32,761	130.6%
Income tax	(26,603)	11,690	(327.6%)
Income for the period	48,953	44,451	10.1%
Owners of the parent	48,661	45,110	7.9%
Non-controlling interests	292	(659)	144.3%

Other comprehensive Income (OCI) (1)	4,429	(17,454)	125.4%
Total comprehensive income	53,382	26,997	97.7%
(1) Net of Income Tax.

During the first half of 2023, BBVA Argentina net income was $49.0 billion, 10.1% higher than the $45.0 billion reported in the first half of 2022. This implied an accumulated annualized ROAE of 17.7% and a ROAA of 3.2% in 2022, compared to an accumulated annualized ROAE of 18.9% and a ROAA of 3.0% in 2022.

The 69.3% increment in real terms of the Bank’s operating income is mainly explained by (i) an increase in interest income, mostly due to an increase in the position and yield of Central Bank instruments, and (ii) better net income from financial instruments at fair value through P&L, explained both by an increase in the position of BCRA liquidity bills (LELIQ) and CER bonds.

These effects were negatively offset by (i) greater expenses related to personnel benefits lead by collective agreements with the unions, (ii) other operating expenses, the latter affected by the increase in turnover tax derived from a greater income from LELIQ interests, and (iii) administrative expenses, mainly due to expenses related to software and licenses hired through the controlling company.

6

Another factor to consider is the income tax line, which had a positive result in 2H22 of $11.7 billion, explained by the implications of fiscal inflation adjustments in the determination of payable taxes and tax deferrals, recorded during the second quarter of 2022.

Additionally, net income is affected by income from net monetary position in a context of higher inflation (50.7% 2023 six month accumulated, versus 36.2% accumulated in the same period of 2022).

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	30,058	18,603	34,523	61.6%	(12.9%)
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	1,020.7	537.7	201.0	89.8%	407.8%
Closing price of ADS at NYSE (in USD)	6.1	3.9	2.4	56.4%	156.5%
Book value per share (in AR$)	925.42	928.84	823.17	(0.4%)	12.4%
Price-to-book ratio (BYMA price) (%)	1.10	0.58	0.24	90.5%	351.7%
Earnings per share (in AR$)	49.06	30.36	56.34	61.6%	(12.9%)
Earnings per ADS(2) (in AR$)	147.17	91.09	169.03	61.6%	(12.9%)

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

7

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Net Interest Income	185,505	162,387	117,082	14.2%	58.4%
Interest Income	371,223	308,460	214,764	20.3%	72.9%
From government securities	152,135	130,495	90,255	16.6%	68.6%
From private securities	446	272	267	64.0%	67.0%
Interest from loans and other financing	127,273	117,822	75,211	8.0%	69.2%
Financial Sector	639	639	1,086	-	(41.2%)
Overdrafts	20,230	21,400	8,939	(5.5%)	126.3%
Discounted Instruments	32,442	23,874	11,749	35.9%	176.1%
Mortgage loans	634	1,319	950	(51.9%)	(33.3%)
Pledge loans	4,410	4,249	3,963	3.8%	11.3%
Consumer Loans	15,924	15,009	11,566	6.1%	37.7%
Credit Cards	32,995	32,510	20,487	1.5%	61.1%
Financial leases	1,052	1,089	561	(3.4%)	87.5%
Loans for the prefinancing and financing of exports	194	191	289	1.6%	(32.9%)
Other loans	18,753	17,542	15,621	6.9%	20.0%
Premiums on reverse REPO transactions	31,647	21,688	2,535	45.9%	n.m
CER/UVA clause adjustment	59,431	37,934	46,280	56.7%	28.4%
Other interest income	291	249	216	16.9%	34.7%
Interest expenses	185,718	146,073	97,682	27.1%	90.1%
Deposits	175,811	137,335	84,142	28.0%	108.9%
Checking accounts	30,736	15,709	15,868	95.7%	93.7%
Savings accounts	849	629	622	35.0%	36.5%
Time deposits and Investment accounts	144,226	120,997	67,652	19.2%	113.2%
Other liabilities from financial transactions	116	230	251	(49.6%)	(53.8%)
Interfinancial loans received	3,069	2,586	3,243	18.7%	(5.4%)
CER/UVA clause adjustment	6,719	5,921	10,045	13.5%	(33.1%)
Other interest expense	3	1	1	200.0%	200.0%

Net interest income for 2Q23 was $185.5 billion, increasing 14.2% or $23.1 billion QoQ, and 58.4% or $68.4 billion YoY. In 2Q23, interest income, in monetary terms, increased more than interest expense, mainly due to (i) an increase in income from CER/UVA adjustments, especially public securities with this adjustment, and (ii) a higher position and yield of public securities, in particular of LELIQ. Additionally, there is a positive effect from income from loans, mainly discounted instruments, and from premium from reverse REPOs.

In 2Q23, interest income totaled $371.2 billion, increasing 20.3% compared to 1Q23 and 72.9% compared to 2Q22. Quarterly increase is mainly driven by (i) an increase in CER/UVA adjustments, mainly public securities with this adjustment, and (ii) a higher position in public securities, especially LELIQ.

Income from government securities increased 16.1% compared to 1Q23, and 68.6% compared to 2Q22. This is partially due to the higher average position in LELIQ, added to a gradual increase in the monetary policy rate from 78% at the beginning of the quarter up to 97% at quarter end. 94% of these results are explained by government securities at fair value through OCI (of which 76% are BCRA securities) and 4% are securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

8

Interest income from loans and other financing totaled $127.3 billion, increasing 8.0% QoQ and 69.2% YoY. Quarterly growth is mainly due to an increase in discounted instruments by 35.9%, both through an increase in activity and in rates.

Income from CER/UVA adjustments increased 56.7% QoQ and 28.4% YoY. Quarterly growth is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements, recording the increase in inflation in 1Q23 and part of the increment in 2Q23. 77% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $185.7 billion, denoting a 27.1% increase QoQ and a 90.1% increase YoY. Quarterly increase is described by higher time deposit expenses.

Interests from time deposits (including investment accounts) explain 77.7% of interest expenses, versus 82.8% the previous quarter. These increased 19.2% QoQ and 113.2% YoY.

NIM

As of 2Q23, net interest margin (NIM) was 33.3%, above the 31.3% reported in 2Q23. In 2Q23, NIM in pesos was 34.9% and 1.4% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q23			1Q23			2Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	2,234,651	371,223	66.6%	2,102,990	308,460	59.5%	2,128,816	214,764	40.5%
Debt securities	1,183,938	229,732	77.8%	1,054,117	179,646	69.1%	1,068,877	126,628	47.5%
Loans to customers/financial institutions	1,015,325	141,482	55.9%	1,013,783	128,803	51.5%	1,030,172	88,131	34.3%
Loans to the BCRA	3	7	935.9%	2	10	1622.2%	2	4	802.2%
Other assets	35,385	2	0.0%	35,087	1	0.0%	29,765	-	0.0%
Total non interest-earning assets	689,660	-	0.0%	722,911	-	0.0%	774,925	-	0.0%
Total Assets	2,924,311	371,223	50.9%	2,825,901	308,460	44.3%	2,903,740	214,764	29.7%
Total interest-bearing liabilities	1,489,400	185,718	50.0%	1,446,286	146,073	41.0%	1,515,149	97,682	25.9%
Savings accounts	513,673	849	0.7%	529,288	629	0.5%	558,096	621	0.4%
Time deposits and investment accounts	767,377	150,946	78.9%	775,233	126,918	66.4%	720,340	77,698	43.3%
Debt securities issued	-	24	0.0%	54	63	470.1%	545	181	133.2%
Other liabilities	208,350	33,899	65.3%	141,710	18,463	52.8%	236,168	19,182	32.6%
Total non-interest-bearing liabilities	1,434,911	-	0.0%	1,379,615	-	0.0%	1,388,591	-	0.0%
Total liabilities and equity	2,924,311	185,718	25.5%	2,825,901	146,073	21.0%	2,903,740	97,682	13.5%

NIM - Total			33.3%			31.3%			22.1%
Spread - Total			16.6%			18.5%			14.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

9

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q23			1Q23			2Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	2,124,777	370,783	70.0%	2,027,944	308,030	61.6%	2,041,478	214,266	42.1%
Debt securities	1,134,396	229,667	81.2%	1,041,665	179,593	69.9%	1,060,719	126,618	47.9%
Loans to customers/financial institutions	955,027	141,109	59.3%	951,767	128,428	54.7%	962,186	87,644	36.5%
Loans to the BCRA	2	7	1403.8%	1	10	3244.4%	-	4	-
Other assets	35,352	-	0.0%	34,511	-	0.0%	18,572	-	0.0%
Total non interest-earning assets	338,202	-	0.0%	337,897	-	0.0%	388,941	-	0.0%
Total Assets	2,462,979	370,783	60.4%	2,365,841	308,030	52.8%	2,430,419	214,266	35.4%
Total interest-bearing liabilities	1,213,265	185,660	61.4%	1,140,060	146,013	51.9%	1,201,890	97,644	32.6%
Savings accounts	276,283	845	1.2%	263,565	624	1.0%	287,315	617	0.9%
Time deposits and Investment accounts	733,943	150,931	82.5%	737,560	126,900	69.8%	679,190	77,679	45.9%
Debt securities issued	-	24	-	54	63	470.1%	545	181	133.2%
Other liabilities	203,039	33,860	66.9%	138,880	18,426	53.8%	234,840	19,167	32.7%
Total non-interest-bearing liabilities	1,292,419	-	0.0%	1,223,280	-	0.0%	1,232,170	-	0.0%
Total liabilities and equity	2,505,684	185,660	29.7%	2,363,339	146,013	25.1%	2,434,060	97,644	16.1%

NIM - AR$			34.9%			32.4%			22.9%
Spread - AR$			8.6%			9.7%			9.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q23			1Q23			2Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	109,874	440	1.6%	75,046	430	2.3%	87,338	498	2.3%
Debt securities	49,542	65	0.5%	12,452	53	1.7%	8,158	11	0.5%
Loans to customers/financial institutions	60,298	373	2.5%	62,017	375	2.5%	67,985	487	2.9%
Loans to the BCRA	1	-	0.0%	1	-	0.0%	2	-	0.0%
Other assets	33	2	24.3%	576	1	0.9%	11,193	-	0.0%
Total non interest-earning assets	351,458	-	0.0%	385,014	-	0.0%	385,983	-	0.0%
Total Assets	461,332	440	0.4%	460,060	430	0.4%	473,321	498	0.4%
Total interest-bearing liabilities	276,135	58	0.1%	306,226	59	0.1%	313,260	39	0.0%
Savings accounts	237,390	4	0.0%	265,723	5	0.0%	270,782	4	0.0%
Time deposits and Investment accounts	33,434	15	0.2%	37,673	17	0.2%	41,150	19	0.2%
Other liabilities	5,311	39	2.9%	2,831	37	5.3%	1,328	15	4.6%
Total non-interest-bearing liabilities	142,492	-	0.0%	156,335	-	0.0%	156,421	-	0.0%
Total liabilities and equity	418,627	58	0.1%	462,561	59	0.1%	469,680	39	0.0%

NIM - Foreign currency			1.4%			2.0%			2.1%
Spread - Foreign currency			1.5%			2.2%			2.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

10

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Net Fee Income	23,739	14,020	22,219	69.3%	6.8%
Fee Income	33,357	27,204	31,029	22.6%	7.5%
Linked to liabilities	10,792	11,153	12,083	(3.2%)	(10.7%)
From credit cards (1)	15,976	10,106	13,488	58.1%	18.4%
Linked to loans	3,319	3,013	2,453	10.2%	35.3%
From insurance	1,193	1,199	1,320	(0.5%)	(9.6%)
From foreign trade and foreign currency transactions	1,418	1,250	1,363	13.4%	4.0%
Other fee income	575	483	322	19.0%	78.6%
Linked to loan commitments	84	-	-	N/A	N/A
From guarantees granted	12	8	1	50.0%	n.m
Linked to securities	563	475	321	18.5%	75.4%
Fee expenses	9,618	13,184	8,810	(27.0%)	9.2%
(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 2Q23 totaled $23.7 billion, increasing 69.3% or $9.7 billion QoQ and 6.8% or $1.5 billion YoY.

In 2Q23, fee income totaled $33.4 billion, growing 22.6% QoQ and 7.50% YoY. The quarterly increase is mainly explained by an increment of fees from credit cards, considering that this line includes Puntos BBVA royalty program.

Regarding fee expenses, these totaled $9.6 billion, falling 27.0% QoQ and increasing 9.2% YoY.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Net Income from financial instruments at FV through P&L	7,414	8,637	2,895	(14.2%)	156.1%
Income from government securities	7,380	7,071	2,421	4.4%	204.8%
Income from private securities	476	793	402	(40.0%)	18.4%
Interest rate swaps	(59)	27	-	(318.5%)	N/A
Income from foreign currency forward transactions	(298)	779	45	(138.3%)	n.m
Income from put option long position	(85)	(33)	-	(157.6%)	N/A
Income from corporate bonds	-	-	27	N/A	(100.0%)

In 2Q23, net income from financial instruments at fair value (FV) through P&L was $7.4 billion, decreasing 14.2% or $1.2 million QoQ and increasing 156.1% or $4.5 billion YoY.

Quarterly results are mainly explained by a decrease in the income from foreign currency forward transactions line item.

11

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	3,231	1,306	3,356	147.4%	(3.7%)
From foreign exchange position	(1,663)	(2,852)	(1,339)	41.7%	(24.2%)
Income from purchase-sale of foreign currency	4,894	4,158	4,695	17.7%	4.2%
Net income from financial instruments at FV through P&L (2)	(298)	779	45	(138.3%)	n.m
Income from foreign currency forward transactions	(298)	779	45	(138.3%)	n.m
Total differences in quoted prices of gold & foreign currency (1) + (2)	2,933	2,085	3,401	40.7%	(13.8%)

In 2Q23, the total differences in quoted prices of gold and foreign currency showed profit for $2.9 billion, increasing 40.7% or $848 million compared to 2Q22.

The quarterly increase in foreign exchange and gold gains is mainly explained by a lower loss contained in the From foreign exchange position line and a higher gain in income from purchase-sale of foreign currency, the latter mainly due to higher activity, especially in Chinese Yuan transactions. Increases have been partially offset by income from foreign currency forward transactions.

12

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Operating Income	7,014	6,798	7,150	3.2%	(1.9%)
Rental of safe deposit boxes (1)	1,045	846	1,106	23.5%	(5.5%)
Adjustments and interest on miscellaneous receivables (1)	2,857	2,552	2,650	12.0%	7.8%
Punitive interest (1)	315	273	160	15.4%	96.9%
Loans recovered	565	807	1,088	(30.0%)	(48.1%)
Non-current assets held for sale	542	589	612	(8.0%)	(11.4%)
Fee income from credit and debit cards (1)	-	-	160	N/A	(100.0%)
Fee expenses recovery	271	272	298	(0.4%)	(9.1%)
Rents	290	304	300	(4.6%)	(3.3%)
Sindicated transaction fees	95	124	68	(23.4%)	39.7%
Disaffected provisions	178	100	293	78.0%	(39.2%)
Other Operating Income(2)	856	931	415	(8.1%)	106.3%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 2Q23 other operating income totaled $7.0 billion, growing 3.2% or $216 million QoQ, and falling 1.9% or $1.9 billion YoY. Quarterly increase is partially explained by a 12.0% growth in the Adjustments and interest on miscellaneous receivables line item, followed by a 23.5% increase in the Rental of safe deposit boxes.

13

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	60,164	56,979	53,824	5.6%	11.8%
Personnel Benefits (1)	29,008	27,297	27,394	6.3%	5.9%
Administrative expenses (1)	31,156	29,682	26,430	5.0%	17.9%
Travel expenses	191	148	150	29.1%	27.3%
Outsourced administrative expenses	3,722	3,286	1,909	13.3%	95.0%
Security services	709	679	688	4.4%	3.1%
Fees to Bank Directors and Supervisory Committee	37	30	59	23.3%	(37.3%)
Other fees	1,028	805	868	27.7%	18.4%
Insurance	209	235	234	(11.1%)	(10.7%)
Rent	4,838	4,328	4,723	11.8%	2.4%
Stationery and supplies	40	30	(1)	33.3%	n.m
Electricity and communications	967	1,007	908	(4.0%)	6.5%
Advertising	1,697	1,917	1,297	(11.5%)	30.8%
Taxes	5,962	5,979	5,166	(0.3%)	15.4%
Maintenance costs	2,334	2,613	2,430	(10.7%)	(4.0%)
Armored transportation services	2,520	2,510	2,861	0.4%	(11.9%)
Software	4,709	3,377	2,819	39.4%	67.0%
Document distribution	774	856	984	(9.6%)	(21.3%)
Commercial reports	297	938	441	(68.3%)	(32.7%)
Other administrative expenses	1,122	944	894	18.9%	25.5%

Headcount*
BBVA (Bank)	5,863	5,795	5,753	68	110
Subsidiaries (2)	94	93	99	1	(5)
Total employees*	5,978	5,957	5,839	21	139
In branches	1,947	1,919	1,948	28	(1)
At Main office	4,031	4,038	3,891	(7)	140

Total branches**	243	243	243	-	-
Own	113	113	112	-	1
Rented	130	130	131	-	(1)
				-
Efficiency Ratio
Efficiency ratio	52.0%	62.4%	70.4%	(1,039)bps	(1,843)bps
Accumulated Efficiency Ratio	56.6%	62.4%	71.3%	(579)bps	(1,467)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*corresponds to total effective employees, net of temporary contract employees
**excludes administrative branches

During 2Q23, personnel benefits and administrative expenses totaled $60.2 billion, increasing 5.6% or $3.2 billion compared to 1Q23, and 11.8% or $6.3 billion compared to 2Q22.

14

Personnel benefits increased 6.3% QoQ, and 5.9% YoY. The quarterly increase is mainly explained by the inflation adjustment of vacation stock provisions. Increases were also generated by the effect of collective agreement on wages with the unions for 2Q23 by 25.8% (+56% accumulated year to date).

As of 2Q23, administrative expenses increased 5.0% QoQ, and 17.9% YoY. The quarterly increase is mainly explained by (i) outsourced administrative expenses, (ii) greater rent expenses and (iii) increase in software services, all of them related to software, licenses and services contracted with the Parent company.

The quarterly efficiency ratio as of 2Q23 was 52.0%, improving compared to the 62.4% reported in 1Q23, and versus the 70.4% reported in 2Q22. The quarterly improvement is explained by a lower increase in the numerator (expenses) than the denominator (income considering monetary position results), especially due to a significant increase in interest and fee income.

The accumulated efficiency ratio as of 2Q23 was 56.6%, improving compared to the 62.4% reported in 1Q23, and versus the 71.3% reported in 2Q22.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Other Operating Expenses	29,094	25,117	22,105	15.8%	31.6%
Turnover tax	22,718	19,359	13,696	17.4%	65.9%
Initial loss of loans below market rate	1,056	1,234	1,896	(14.4%)	(44.3%)
Contribution to the Deposit Guarantee Fund (SEDESA)	719	725	784	(0.8%)	(8.3%)
Interest on liabilities from financial lease	176	212	235	(17.0%)	(25.1%)
Other allowances	2,158	1,935	1,060	11.5%	103.6%
Other operating expenses	2,267	1,652	4,434	37.2%	(48.9%)

In 2Q23, other operating expenses totaled $29.1 billion, increasing 15.8% or $4.0 billion QoQ, and increasing 31.6% or $7.0 billion YoY.

The key factor explaining the quarterly growth is in the turnover tax line item, especially due to an increased revenue from LELIQ.

15

Income from Associates

This line reflects the results from non-consolidated associate companies. During 2Q23, a profit of $593 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during the first six months of 2023 recorded a loss of $26.6 billion. As of 2Q23, income tax expense was $18.1 billion.

The accumulated effective tax rate in 2023 was 35%2.

Accumulated income tax during the first six months of 2022 recorded a profit of $11.7 billion. Regarding 2Q22, income tax expenses show a positive result, affected by the implications of inflation adjustments in the determination of payable taxes and tax deferrals.

2 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

16

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
To the public sector	4	4	13	-	(69.2%)
To the financial sector	7,083	6,676	12,096	6.1%	(41.4%)
Non-financial private sector and residents abroad	1,079,724	1,083,479	1,119,412	(0.3%)	(3.5%)
Non-financial private sector and residents abroad - AR$	1,012,265	1,023,319	1,029,133	(1.1%)	(1.6%)
Overdrafts	83,296	133,236	79,463	(37.5%)	4.8%
Discounted instruments	210,066	178,393	130,414	17.8%	61.1%
Mortgage loans	52,438	54,119	63,165	(3.1%)	(17.0%)
Pledge loans	32,417	33,598	42,711	(3.5%)	(24.1%)
Consumer loans	105,927	113,704	115,155	(6.8%)	(8.0%)
Credit cards	393,409	387,687	425,061	1.5%	(7.4%)
Receivables from financial leases	9,069	8,794	7,196	3.1%	26.0%
Other loans	125,643	113,788	165,968	10.4%	(24.3%)
Non-financial private sector and residents abroad - Foreign Currency	67,459	60,160	90,279	12.1%	(25.3%)
Overdrafts	7	10	8	(30.0%)	(12.5%)
Discounted instruments	2,214	991	18	123.4%	n.m
Credit cards	10,776	9,506	15,543	13.4%	(30.7%)
Receivables from financial leases	(85)	(14)	-	n.m	N/A
Loans for the prefinancing and financing of exports	46,060	40,426	48,993	13.9%	(6.0%)
Other loans	8,487	9,241	25,717	(8.2%)	(67.0%)

% of total loans to Private sector in AR$	93.8%	94.4%	91.9%	(70)bps	182 bps
% of total loans to Private sector in Foreign Currency	6.2%	5.6%	8.1%	70 bps	(182)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	55.3%	56.2%	61.7%	(92)bps	(635)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	1.3%	1.7%	3.7%	(41)bps	(244)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.2%	0.4%	1.7%	(17)bps	(141)bps
% of loans with UVA adjustments / Total loans and other financing(1)	0.1%	0.1%	0.4%	(4)bps	(31)bps

Total loans and other financing	1,086,811	1,090,159	1,131,521	(0.3%)	(4.0%)
Allowances	(34,721)	(33,237)	(28,302)	(4.5%)	(22.7%)
Total net loans and other financing	1,052,090	1,056,922	1,103,219	(0.5%)	(4.6%)

(1) Excludes effect of accrued interests adjustments.
LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
FX rate*	256.68	208.99	125.22	22.8%	105.0%
Non-financial private sector and residents abroad - Foreign Currency (USD)	263	233	334	13.0%	(21.4%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

17

Private sector loans as of 2Q23 totaled $1.1 trillion, slightly decreasing 0.3% or $3.8 billion QoQ, and 3.5% or $39.7 billion YoY.

Loans to the private sector in pesos fell 1.1% in 2Q23, and 1.6% YoY. During the quarter, the decrease was especially driven by a 37.5% decline in overdrafts, followed by a 6.8% fall in consumer loans. The fall was partially offset by a 17.8% increase in discounted instruments and a 10.4% increase in other loans, the latter pushed by floorplanning.

Loans to the private sector denominated in foreign currency increased 12.1% QoQ and declined 25.3% YoY. Quarterly increase is mainly explained by a 13.9% growth in financing and prefinancing of exports. Loans to the private sector in foreign currency measured in U.S. dollars increased 13.0% QoQ and fell 21.4% YoY. The depreciation of the argentine peso versus the U.S. dollar was 18.6% QoQ and 51.2% YoY3.

In 2Q23, total loans and other financing totaled $1.1 trillion, remaining practically stable with a decline of 0.5% QoQ and falling 4.6% compared to 2Q22.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Non-financial private sector and residents abroad - Retail	594,967	598,614	661,635	(0.6%)	(10.1%)
Mortgage loans	52,438	54,119	63,165	(3.1%)	(17.0%)
Pledge loans	32,417	33,598	42,711	(3.5%)	(24.1%)
Consumer loans	105,927	113,704	115,155	(6.8%)	(8.0%)
Credit cards	404,185	397,193	440,604	1.8%	(8.3%)
Non-financial private sector and residents abroad - Commercial	484,757	484,865	457,777	(0.0%)	5.9%
Overdrafts	83,303	133,246	79,471	(37.5%)	4.8%
Discounted instruments	212,280	179,384	130,432	18.3%	62.8%
Receivables from financial leases	8,984	8,780	7,196	2.3%	24.8%
Loans for the prefinancing and financing of exports	46,060	40,426	48,993	13.9%	(6.0%)
Other loans	134,130	123,029	191,685	9.0%	(30.0%)

% of total loans to Retail sector	55.1%	55.2%	59.1%	(15)bps	(400)bps
% of total loans to Commercial sector	44.9%	44.8%	40.9%	15 bps	400 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) remained stable with a mild fall of 0.6% QoQ and 10.1% YoY in real terms. During the quarter, decline is mainly explained by a 6.8% decrease in consumer loans, offset by a 1.8% increase in credit cards.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) remained practically stable in the quarter, and falling 5.9% YoY, both in real terms. This is justified by quarterly increases in discounted instruments and other loans by 18.3% and 9.0% respectively, and offset by a 37.5% decrease in overdrafts.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the second quarter of 2023, which reached 23.8%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 23.0%, 23.8% and 23.4% respectively during the quarter, practically reaching quarterly inflation levels.

3 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

18

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Non-financial private sector and residents abroad - Retail	594,967	483,605	306,911	23.0%	93.9%
Non-financial private sector and residents abroad - Commercial	484,757	391,718	212,346	23.8%	128.3%
Total loans and other financing (1)	1,086,811	880,719	524,874	23.4%	107.1%
(1) Does not include allowances

As of 2Q23, the total loans and other financing over deposits ratio was 54.1%, lower than the 56.0% recorded in 1Q23 and above the 53.9% in 2Q22.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q23	1Q23	2Q22	QoQ	YoY
Private sector loans - Bank	8.14%	8.46%	7.44%	(32)bps	70 bps
Private sector loans - Consolidated*	9.01%	9.13%	8.35%	(12)bps	66 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	2Q23	1Q23	2Q22	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m.	n.m.
Non-financial public sector	0.00%	0.00%	0.00%	n.m.	n.m.
Financial Sector	0.65%	0.61%	1.07%	4 bps	(42)bps
Agricultural and Livestock	5.10%	4.68%	4.57%	41 bps	53 bps
Mining products	3.75%	2.91%	3.89%	83 bps	(14)bps
Other manufacturing	9.18%	11.22%	11.49%	(204)bps	(231)bps
Electricity, oil,water and sanitary services	0.35%	0.61%	0.23%	(26)bps	12 bps
Wholesale and retail trade	6.81%	6.15%	5.67%	66 bps	113 bps
Transport	1.77%	1.89%	1.27%	(12)bps	50 bps
Services	2.08%	2.47%	1.54%	(39)bps	54 bps
Others	17.04%	16.03%	15.78%	101 bps	126 bps
Construction	0.62%	0.72%	0.57%	(11)bps	5 bps
Consumer	52.66%	52.70%	53.91%	(4)bps	(126)bps
Total gross loans and other financing	100%	100%	100%

19

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Commercial non-performing portfolio (1)	658	1,691	1,923	(61.1%)	(65.8%)
Total commercial portfolio	417,232	423,730	399,218	(1.5%)	4.5%
Commercial non-performing portfolio / Total commercial portfolio	0.16%	0.40%	0.48%	(24)bps	(32)bps
Retail non-performing portfolio (1)	15,237	13,397	10,977	13.7%	38.8%
Total retail portfolio	735,493	725,559	791,184	1.4%	(7.0%)
Retail non-performing portfolio / Total retail portfolio	2.07%	1.85%	1.39%	23 pbs	68 pbs
Total non-performing portfolio (1)	15,895	15,088	12,900	5.3%	23.2%
Total portfolio	1,152,725	1,149,289	1,190,402	0.3%	(3.2%)
Total non-performing portfolio / Total portfolio	1.38%	1.31%	1.08%	7 bps	30 bps
Allowances	34,721	33,237	28,302	4.5%	22.7%
Allowances /Total non-performing portfolio	218.44%	220.29%	219.40%	(185)bps	(96)bps
Quarterly change in Write-offs	5,655	2,627	3,564	115.3%	58.7%
Write offs / Total portfolio	0.49%	0.23%	0.30%	26 bps	19 bps
Cost of Risk (CoR)	4.09%	3.73%	1.94%	36 bps	215 bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 2Q23, asset quality ratio or NPL (total non-performing portfolio / total portfolio) keeps a very good performance at 1.38%. The increase from 1Q23’s 1.31% is explained by a slight increase in the retail non-performing portfolio.

Coverage ratio (allowances / total non-performing portfolio) decreased from 220.29% to 218.44% in 2Q23 due to a greater increase in the non-performing portfolio compared to the increase in allowances.

Cost of risk (loan loss allowances / average total loans) reached 4.09% in 2Q23 compared to 3.73% in 1Q23. Even though the portfolio increased, it did so in a lower proportion than allowances.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2022	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 06/30/2022
Other financial assets	696	53	-	84	(250)	583
Loans and other financing	31,477	3,100	3,447	9,846	(13,149)	34,721
Other debt securities	48	34	-	-	(21)	61
Eventual commitments	4,060	1,093	149	63	(1,558)	3,807
Total allowances	36,281	4,280	3,596	9,993	(14,978)	39,172

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 2Q23 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

20

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Treasury and Government securities	343,513	265,599	274,142	29.3%	25.3%
Treasury and National Government	343,513	265,599	274,142	29.3%	25.3%
National Treasury Public Debt in AR$	343,508	265,017	267,500	29.6%	28.4%
National Treasury Public Debt in USD	5	15	2,644	(64.9%)	(99.8%)
National Treasury Public Debt in AR$ linked to US dollars	-	567	3,997	(100.0%)	(100.0%)
Loans to theNon-financial Public Sector	4	4	6	-	(33.3%)
AR$ Subtotal	343,512	265,021	267,506	29.6%	28.4%
USD Subtotal**	5	582	6,642	(99.1%)	(99.9%)
Total Public Debt Exposure	343,517	265,603	274,148	29.3%	25.3%
B.C.R.A. Exposure	953,162	832,171	953,766	14.5%	(0.1%)
Instruments	777,431	657,403	704,076	18.3%	10.4%
Leliqs	745,603	654,350	599,724	13.9%	24.3%
Notaliqs	-	-	104,353	N/A	(100.0%)
Lediv***	31,828	3,053	-	n.m	N/A
Loans to the B.C.R.A.	-	-	7	N/A	(100.0%)
Repo / Pases	175,731	174,768	249,689	0.6%	(29.6%)

% Public sector exposure (Excl. B.C.R.A.) / Total assets	11.0%	9.1%	9.0%	187 pbs	191 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Includes USD-linked Treasury public debt in AR$
***Securities denominated in foreign currency

2Q23 total public sector exposure (excluding BCRA) totaled $343.5 billion, increasing 29.3% or $77.9 billion QoQ, and 25.3% or $69.4 billion YoY. The quarterly increase is explained by an increment in the position of National Treasury bills in pesos, especially with CER adjustment.

Short-term liquidity is mostly allocated in BCRA instruments, which increased 18.3% QoQ and 10.4% YoY in real terms. Total exposure to the BCRA increased 14.5% in 2Q23. It is worth noting the increase in LEDIV (Central Bank USD bills settled in pesos through the Reference FX rate at 0% rate), due to greater activity from agro-exporters through the Government’s program “dólar soja III”.

Exposure to the public sector (excluding BCRA) represents 11.0% of total assets, above the 9.1% in 1Q23 and above the 9.0% in 2Q22.

21

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Total deposits	2,009,719	1,945,662	2,099,959	3.3%	(4.3%)
Non-financial Public Sector	11,005	14,901	31,352	(26.1%)	(64.9%)
Financial Sector	1,891	1,274	624	48.4%	203.0%
Non-financial private sector and residents abroad	1,996,823	1,929,487	2,067,983	3.5%	(3.4%)
Non-financial private sector and residents abroad - AR$	1,627,703	1,526,059	1,661,849	6.7%	(2.1%)
Checking accounts	457,154	398,380	512,782	14.8%	(10.8%)
Savings accounts	379,466	316,900	391,373	19.7%	(3.0%)
Time deposits	637,692	623,765	544,613	2.2%	17.1%
Investment accounts	142,459	175,713	201,354	(18.9%)	(29.2%)
Other	10,932	11,301	11,727	(3.3%)	(6.8%)
Non-financial private sector and res. abroad - Foreign Currency	369,120	403,428	406,134	(8.5%)	(9.1%)
Checking accounts	116	113	33	2.7%	251.5%
Savings accounts	332,055	362,694	360,401	(8.4%)	(7.9%)
Time deposits	33,325	36,990	41,056	(9.9%)	(18.8%)
Other	3,624	3,631	4,644	(0.2%)	(22.0%)

% of total portfolio in the private sector in AR$	81.5%	79.1%	80.4%	242 bps	115 bps
% of total portfolio in the private sector in Foregin Currency	18.5%	20.9%	19.6%	(242)bps	(115)bps

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	2.4%	2.4%	7.0%	(4)bps	(463)bps

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
FX rate*	256.7	209.0	125.2	22.8%	105.0%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,438	1,560	1,505	(7.8%)	(4.4%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 2Q23, total deposits reached $2.0 trillion, increasing 3.3% or $64.1 billion QoQ, and falling 4.3% or $90.2 billion YoY.

Private non-financial sector deposits in 2Q23 totaled $2.0 trillion, growing 3.5% QoQ, and falling 3.4% YoY.

Private non-financial sector deposits in pesos totaled $1.6 trillion, increasing 6.7% compared to 1Q23, and falling 2.1% compared to 2Q22. The quarterly change is mainly affected by a 19.7% increase in savings accounts (partially pushed by exporters’ and agricultural producers’ deposits linked to the “dolar soja III” program), and a 14.8% increase in checking accounts, partially offset by a fall in investment accounts by 18.9%.

Private non-financial sector deposits in foreign currency expressed in pesos fell 8.5% QoQ and 9.1% YoY. Measured in U.S. dollars, these deposits declined 7.8% QoQ, and 4.4% YoY.

22

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Non-financial private sector and residents abroad	1,996,823	1,929,487	2,067,983	3.5%	(3.4%)
Sight deposits	1,183,347	1,093,019	1,280,960	8.3%	(7.6%)
Checking accounts	457,270	398,493	512,815	14.7%	(10.8%)
Savings accounts	711,521	679,594	751,774	4.7%	(5.4%)
Other	14,556	14,932	16,371	(2.5%)	(11.1%)
Time deposits	813,476	836,468	787,023	(2.7%)	3.4%
Time deposits	671,017	660,755	585,669	1.6%	14.6%
Investment accounts	142,459	175,713	201,354	(18.9%)	(29.2%)

% of sight deposits over total private deposits	59.5%	57.0%	62.5%	251 bps	(300)bps
% of time deposits over total private deposits	40.5%	43.0%	37.5%	(251)bps	300 bps

As observed in previous quarters, deposits were impacted by the effect of inflation. In spite of this, in nominal terms, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 34.0%, 20.4% and 27.9% respectively.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Sight deposits	1,183,347	883,030	594,196	34.0%	99.2%
Time deposits	813,476	675,766	365,073	20.4%	122.8%
Total deposits	2,009,719	1,571,863	974,101	27.9%	106.3%

As of 2Q23, the Bank’s transactional deposits (checking accounts and savings accounts) represented 58.2% of total non-financial private deposits, totaling $1.2 trillion, versus 55.4% in 1Q23.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q23	1Q23	2Q22	QoQ	YoY
Private sector Deposits - Consolidated*	7.03%	6.83%	7.16%	21 pbs	(33)pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Other sources of funds	586,294	583,826	540,718	0.4%	8.4%
Central Bank	84	96	120	(12.5%)	(30.0%)
Banks and international organizations	2,194	980	18	123.9%	n.m
Financing received from local financial institutions	25,434	21,769	44,176	16.8%	(42.4%)
Corporate bonds	-	-	851	N/A	(100.0%)
Equity	558,582	560,981	495,553	(0.4%)	12.7%

23

In 2Q23, other sources of funds totaled $586.3 billion, growing 0.4% or $2.5 billion QoQ, and 8.4% or $45.6 billion YoY.

The mild decrease in the quarter is mostly explained by the 0.4% decline in equity (explained by dividend payments), offset by a 16.8% increase in financing received from local financial institutions taken by consolidated companies, followed by a 123.9% increase in banks and international organizations.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Total liquid assets	1,690,753	1,531,130	1,610,150	10.4%	5.0%
Cash and deposits in banks	424,604	463,087	399,635	(8.3%)	6.2%
Debt securities at fair value through P&L	80,226	35,051	43,403	128.9%	84.8%
Government securities	56,369	10,550	8,650	434.3%	n.m
Liquidity bills of B. C. R. A.	23,857	24,501	34,753	(2.6%)	(31.4%)
Net REPO transactions	175,731	174,768	249,688	0.6%	(29.6%)
Other debt securities	1,010,192	858,224	917,424	17.7%	10.1%
Government securities	256,125	225,011	247,750	13.8%	3.4%
Liquidity bills of B. C. R. A.	722,239	630,160	669,674	14.6%	7.8%
Internal bills of B.C.R.A.	31,828	3,053	-	n.m	N/A

Liquid assets / Total Deposits	84.1%	78.7%	76.7%	543 bps	745 bps

In 2Q23, liquid assets were $1.7 trillion, increasing 10.4% or $159.6 billion versus 1Q23, and 5.0% or $80.6 billion compared to 2Q22.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 84.1%. Liquidity ratio in local and foreign currency reached 78.5% and 108.6% respectively.

24

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Minimum capital requirement	149,327	151,079	149,282	(1.2%)	0.0%
Credit risk	105,317	106,934	107,216	(1.5%)	(1.8%)
Market risk	882	1,773	1,231	(50.2%)	(28.3%)
Operational risk	43,128	42,373	40,835	1.8%	5.6%

Integrated Capital - RPC (1)*	518,782	515,895	418,090	0.6%	24.1%
Ordinary Capital Level 1 ( COn1)	560,326	563,235	498,236	(0.5%)	12.5%
Deductible items COn1	(48,605)	(55,033)	(82,912)	11.7%	41.4%
Additional Capital Level 2 (COn2)	7,061	7,693	2,766	(8.2%)	155.3%

Excess Capital
Integration excess	369,455	364,816	268,808	1.3%	37.4%
Excess as % of minimum capital requirement	247.4%	241.5%	180.1%	594 bps	6,735 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	1,828,243	1,849,559	1,826,996	(1.2%)	0.1%

Regulatory Capital Ratio (1)/(2)	28.4%	27.9%	22.9%	48 pbs	549 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	28.0%	27.5%	0 pbs	51 pbs	526 pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 2Q23. Capital ratio reached 28.4%, above 1Q23’s 27.9%. Tier 1 ratio was 28.0% and capital excess over regulatory requirement was $369.5 billion or 247.4%.

25

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
FBA Renta Pesos	602,127	619,293	498,406	(2.8%)	20.8%
FBA Renta Fija Plus	5,538	9,675	33,109	(42.8%)	(83.3%)
FBA Ahorro Pesos	4,016	7,531	13,219	(46.7%)	(69.6%)
FBA Horizonte	409	468	811	(12.6%)	(49.6%)
FBA Calificado	6,476	3,649	1,850	77.5%	250.1%
FBA Acciones Argentinas	6,500	3,881	1,574	67.5%	313.0%
FBA Acciones Latinoamericanas	2,045	1,548	1,246	32.1%	64.1%
FBA Bonos Argentina	1,104	1,381	2,229	(20.1%)	(50.5%)
FBA Bonos Globales	24	32	78	(25.0%)	(69.2%)
FBA Renta Mixta	1,729	1,008	496	71.5%	248.6%
FBA Gestión I	51	58	80	(12.1%)	(36.3%)
FBA Horizonte Plus	10	14	26	(28.6%)	(61.5%)
FBA Retorno Total I	14	25	41	(44.0%)	(65.9%)
FBA Renta Publica I	569	562	65	1.2%	n.m
FBA Renta Fija Local	3	4	4	(25.0%)	(25.0%)
FBA Renta Publica II	-	-	-	N/A	N/A
Total assets	630,615	649,129	553,234	(2.9%)	14.0%

AMASAU Net Income	1,373	1,274	973	7.8%	41.1%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	2Q23	1Q23	2Q22	QoQ	YoY
Mutual funds	5.77%	6.15%	5.60%	(38)bps	55 bps

Source: Cámara Argentina de Fondos Comunes de Inversión

26

Other Events

Main Relevant Events

•	Dividend payment approval. As of June 1, 2023, the Bank published that, the prior day, the Central Bank of the Argentine Republic’s Superintendence of Exchange Institutions informed that it resolved to authorize Banco BBVA Argentina S.A. the distribution of profits for a total amount of $50.4 billion which shall be made in installments, in accordance with the provisions set forth in Communication "A" 7719 of the BCRA and whose payment schedule will be reported shortly. As established by the Ordinary and Extraordinary General Meeting of Shareholders held on April 28th, 2023, the Board of Directors shall determine the opportunity, modality, terms, and other conditions of dividends to shareholders. For further information click here.
•	Payment of installment 1 and dividend payment schedule. As of June 7, 2023, the Board of Directors meeting held on June 7, 2023, the payment of a dividend in the amount of $50.4 billion to be paid in kind through the delivery of 49.5 billion in aggregate principal amount of the Argentine Treasury bill in pesos adjusted by CER at a discount due November 23, 2023 was approved and the following dividend payment schedule was resolved:
2023
Installment n°	Record date	Payment date	Argentine Treasury Bill in Pesos adjusted by CER at a discount due on November 21, 2023. Principal Amount:
1	June 22	June 27	8,254,072,169
2	July 17	July 20	8,254,072,169
3	August 3	August 8	8,254,072,169
4	September 5	September 8	8,254,072,169
5	October 2	October 5	8,254,072,169
6	October 27	November 1	8,254,072,169

For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings section.

•	As of June 27, 2023, the Board of Directors approved possible investment operations to its related part Banco Bilbao Vizcaya Argentaria S.A. The Audit Committee is in favor of such operation, considered generic and comprehensive for all transactions carried out since the date of the Committee’s report, which concluded that there were no objections to be raised in this respect and that they could be deemed reasonably adequate to usual and normal market conditions. For further information click here.
•	As of July 5, 2023, it was notified in regards to installment 2 of dividend payments, that as of July 20, 2023 the Bank will proceed to make available and pay to its existing shareholders on the Bank's share register, as of July 17, 2023 a dividend, by means of the delivery of:
(i)	Payment in Kind: Up to 8,254,072,169 par value of the National Treasury Bill in Pesos Adjusted by CER at a discount due November 23, 2023 at a ratio of par value 13.4714156856 of the above mentioned security for each Company share of $ 1 par value, which represents 1370.99 % of the capital stock of $612,710,079. Fractions of less than 1 will be settled in Pesos; or
(ii)	Cash option: Up to $8,400,169,246.50 at a ratio of $13.7098597435 for each Company share of $1 par value.

Payments will be made in kind, except for those shareholders who expressly elect to receive their dividend in cash in Argentine pesos. The final amounts of the nominal values or pesos detailed in items (i) and (ii) above will depend on the exercise of the option of payment in pesos. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings section.

27

•	As of July 24, 2023, it was notified in regards to installment 3 of dividend payments, that as of August 8, 2023 the Bank will proceed to make available and pay to its existing shareholders on the Bank's share register, as of August 3, 2023 a dividend, by means of the delivery of:
(i)	Payment in Kind: Up to 8,254,072,169 par value of the National Treasury Bill in Pesos Adjusted by CER at a discount due November 23, 2023 (ISIN ARARGE520DT9) Ticker X23N3 (CV code 9197) at a ratio of par value 13.4714156856 of the above mentioned security for each Company share of Ps. 1 par value, which represents 1370.99 % of the capital stock of Ps. 612,710,079. Fractions of less than 1 will be settled in Pesos; or
(ii)	Cash option: Up to $8,400,169,246.50 at a ratio of $13.7098597435 for each Company share of $1 par value.

Payments will be made in kind, except for those shareholders who expressly elect to receive their dividend in cash in Argentine pesos. The final amounts of the nominal values or pesos detailed in items (i) and (ii) above will depend on the exercise of the option of payment in pesos. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings section.

SMEs Productive investment financing credit lines – June 2023

As of June 30, 2023, total loans granted by the Ban complied with what was requested by the BCRA. The following table shows the evolution of disbursements:

Quota	Minimum amount to be allocated (1)	Simple average of daily balances (1)	Disbursed amount (1)
2021/2022 Quota	32.447.048	43.434.402	62.449.414
2022 Quota	42.867.291	63.022.460	98.200.990
2022/2023 Quota	58.519.929	86.880.132	127.355.598
2023 Quota	58.558.806	(*)	(*)

(*)As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

(1) Numbers are expressed in nominal terms.

28

Main Regulatory Changes

Time deposit rate. LELIQ. (Press release, 04/20/2023). The BCRA increased 300bps the 28-day LELIQ monetary policy rate to 81% APR (prev. 78%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $10 million.

Time deposit rate. LELIQ. (Press release, 04/27/2023). The BCRA increased 1000bps the 28-day LELIQ monetary policy rate to 91% APR (prev. 81%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $10 million.

Time deposit rate. LELIQ. (Press release, 05/15/2023). The BCRA increased 600bps the 28-day LELIQ monetary policy rate to 97% APR (prev. 91%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $10 million. Additionally, it increased the credit card financing rate for individuals as of June from 86% to 88% APR.

Saving deposits. (Communication “A” 7796, 06/29/2023). The BCRA includes the Chinese Yuan as an admitted currency for deposit receiving in savings accounts and especial checking accounts for legal entities.

Time deposit rate. LELIQ. Credit card rate. (Communication “A” 7822, 08/14/2023). The BCRA increased 2.100 bps the 28-day LELIQ monetary policy rate to118% APR (prev. 97%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $30 million. For productive investment financing lines to SMEs it will be a 97% APR and 109% APR for working capital. Additionally, it increased the credit card financing rate for individuals as of June from 86% to 107% APR.

29

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

30

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

31

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Assets
Cash and deposits in banks	424,604	463,087	399,635	(8.3%)	6.2%
Cash	141,091	148,608	164,230	(5.1%)	(14.1%)
Financial institutions and correspondents	234,275	314,296	235,007	(25.5%)	(0.3%)
BCRA	225,278	302,652	208,919	(25.6%)	7.8%
Other local and foreign financial institutions	8,997	11,644	26,088	(22.7%)	(65.5%)
Other	49,238	183	398	n.m	n.m
Debt securities at fair value through profit or loss	80,226	35,051	43,403	128.9%	84.8%
Derivatives	3,260	1,394	930	133.9%	250.5%
Repo transactions	175,731	174,768	249,688	0.6%	(29.6%)
Other financial assets	90,677	48,098	44,874	88.5%	102.1%
Loans and other financing	1,052,090	1,056,922	1,103,219	(0.5%)	(4.6%)
Non-financial public sector	4	4	6	-	(33.3%)
B.C.R.A	-	-	7	N/A	(100.0%)
Other financial institutions	7,081	6,536	11,241	8.3%	(37.0%)
Non-financial private sector and residents abroad	1,045,005	1,050,382	1,091,965	(0.5%)	(4.3%)
Other debt securities	1,016,551	864,161	922,176	17.6%	10.2%
Financial assets pledged as collateral	79,524	65,758	55,030	20.9%	44.5%
Current income tax assets	80	95	1,727	(15.8%)	(95.4%)
Investments in equity instruments	2,324	1,503	1,130	54.6%	105.7%
Investments in subsidiaries and associates	5,531	5,678	5,635	(2.6%)	(1.8%)
Property and equipment	142,744	143,779	148,146	(0.7%)	(3.6%)
Intangible assets	14,740	14,414	12,654	2.3%	16.5%
Deferred income tax assets	1,876	1,904	2,242	(1.5%)	(16.3%)
Other non-financial assets	42,941	44,000	38,201	(2.4%)	12.4%
Non-current assets held for sale	400	400	887	-	(54.9%)
Total Assets	3,133,299	2,921,012	3,029,577	7.3%	3.4%
Liabilities
Deposits	2,009,719	1,945,662	2,099,959	3.3%	(4.3%)
Non-financial public sector	11,005	14,901	31,352	(26.1%)	(64.9%)
Financial sector	1,891	1,274	624	48.4%	203.0%
Non-financial private sector and residents abroad	1,996,823	1,929,487	2,067,983	3.5%	(3.4%)
Derivatives	472	645	317	(26.8%)	48.9%
Other financial liabilities	278,563	164,270	170,281	69.6%	63.6%
Financing received from the B.C.R.A. and other financial institutions	27,712	22,845	44,315	21.3%	(37.5%)
Corporate bonds issued	-	-	851	N/A	(100.0%)
Current income tax liabilities	27,441	19,771	528	38.8%	n.m
Provisions	11,724	12,259	14,814	(4.4%)	(20.9%)
Deferred income tax liabilities	14,345	7,019	9	104.4%	n.m
Other non-financial liabilities	196,307	179,430	194,140	9.4%	1.1%
Total Liabilities	2,566,283	2,351,901	2,525,214	9.1%	1.6%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	194,843	194,843	194,843	-	-
Reserves	314,591	263,635	263,635	19.3%	19.3%
Retained earnings	-	88,639	16	(100.0%)	(100.0%)
Other accumulated comprehensive income	(6,871)	(12,097)	(15,409)	43.2%	55.4%
Income for the period	48,661	18,603	45,110	161.6%	7.9%
Equity attributable to owners of the Parent	558,582	560,981	495,553	(0.4%)	12.7%
Equity attributable to non-controlling interests	8,434	8,130	8,810	3.7%	(4.3%)
Total Equity	567,016	569,111	504,363	(0.4%)	12.4%
Total Liabilities and Equity	3,133,299	2,921,012	3,029,577	7.3%	3.4%

32

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2Q23	1Q23	4Q22	3Q22	2Q22
Assets
Cash and deposits in banks	424,604	463,087	446,456	359,254	399,635
Cash	141,091	148,608	176,984	168,122	164,230
Financial institutions and correspondents	234,275	314,296	269,336	191,121	235,007
B.C.R.A	225,278	302,652	243,212	170,291	208,919
Other local and foreign financial institutions	8,997	11,644	26,124	20,830	26,088
Other	49,238	183	136	11	398
Debt securities at fair value through profit or loss	80,226	35,051	38,454	36,316	43,403
Derivatives	3,260	1,394	3,418	3,600	930
Repo transactions	175,731	174,768	79,205	168,408	249,688
Other financial assets	90,677	48,098	49,337	44,633	44,874
Loans and other financing	1,052,090	1,056,922	1,080,527	1,010,694	1,103,219
Non-financial public sector	4	4	2	4	6
B.C.R.A	-	-	14	5	7
Other financial institutions	7,081	6,536	6,376	8,257	11,241
Non-financial private sector and residents abroad	1,045,005	1,050,382	1,074,135	1,002,428	1,091,965
Other debt securities	1,016,551	864,161	972,047	917,542	922,176
Financial assets pledged as collateral	79,524	65,758	69,607	82,138	55,030
Current income tax assets	80	95	58	307	1,727
Investments in equity instruments	2,324	1,503	1,414	1,361	1,130
Investments in subsidiaries and associates	5,531	5,678	5,225	5,451	5,635
Property and equipment	142,744	143,779	144,811	143,177	148,146
Intangible assets	14,740	14,414	14,492	13,224	12,654
Deferred income tax assets	1,876	1,904	2,291	2,199	2,242
Other non-financial assets	42,941	44,000	43,912	41,592	38,201
Non-current assets held for sale	400	400	339	357	887
Total Assets	3,133,299	2,921,012	2,951,593	2,830,253	3,029,577
Liabilities
Deposits	2,009,719	1,945,662	1,979,676	1,879,947	2,099,959
Non-financial public sector	11,005	14,901	14,586	16,388	31,352
Financial sector	1,891	1,274	512	1,122	624
Non-financial private sector and residents abroad	1,996,823	1,929,487	1,964,578	1,862,437	2,067,983
Derivatives	472	645	504	980	317
Other financial liabilities	278,563	164,270	178,455	190,230	170,281
Financing received from the B.C.R.A. and other financial institutions	27,712	22,845	29,945	26,159	44,315
Corporate bonds issued	-	-	288	555	851
Current income tax liabilities	27,441	19,771	10,921	837	528
Provisions	11,724	12,259	13,063	12,465	14,814
Deferred income tax liabilities	14,345	7,019	10,083	12,764	9
Other non-financial liabilities	196,307	179,430	177,341	172,625	194,140
Total Liabilities	2,566,283	2,351,901	2,400,276	2,296,562	2,525,214
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	194,843	194,843	194,843	194,843	194,843
Reserves	314,591	263,635	263,635	263,635	263,635
Retained earnings	-	88,639	16	16	16
Other accumulated comprehensive income	(6,871)	(12,097)	(11,299)	(3,160)	(15,409)
Income for the period	48,661	18,603	88,623	62,499	45,110
Equity attributable to owners of the Parent	558,582	560,981	543,176	525,191	495,553
Equity attributable to non-controlling interests	8,434	8,130	8,141	8,500	8,810
Total Equity	567,016	569,111	551,317	533,691	504,363
Total Liabilities and Equity	3,133,299	2,921,012	2,951,593	2,830,253	3,029,577

33

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Assets
Cash and deposits in banks	376,828	372,333	342,674	1.2%	10.0%
Debt securities at fair value through profit or loss	5	194	2,645	(97.4%)	(99.8%)
Other financial assets	11,850	12,114	12,758	(2.2%)	(7.1%)
Loans and other financing	59,625	52,388	81,933	13.8%	(27.2%)
Other financial institutions	5	1	-	400.0%	N/A
Non-financial private sector and residents abroad	59,618	52,386	81,929	13.8%	(27.2%)
Other debt securities	36,067	7,323	7,293	392.5%	394.5%
Financial assets pledged as collateral	6,574	6,336	14,972	3.8%	(56.1%)
Investments in equity instruments	123	94	75	30.9%	64.0%
Total foreign currency assets	491,072	450,782	462,350	8.9%	6.2%
Liabilities
Deposits	376,405	413,328	420,261	(8.9%)	(10.4%)
Non-Financial Public Sector	7,082	9,733	14,015	(27.2%)	(49.5%)
Financial Sector	205	151	114	35.8%	79.8%
Non-financial private sector and residents abroad	369,118	403,444	406,132	(8.5%)	(9.1%)
Other financial liabilities	75,677	30,043	33,104	151.9%	128.6%
Financing received from the B.C.R.A. and other financial institutions	2,757	1,664	1,106	65.7%	149.3%
Other non financial liabilities	13,859	20,237	13,034	(31.5%)	6.3%
Total foreign currency liabilities	468,698	465,272	467,505	0.7%	0.3%
	0	0	0
Foreign Currency Net Position - AR$	22,374	(14,490)	(5,155)	254.4%	n.m

Foreign Currency Net Position - USD	87	(69)	(41)	225.7%	311.7%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

34

Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q23	1Q23	2Q22	QoQ	YoY
Interest income	371,223	308,460	214,764	20.3%	72.9%
Interest expense	(185,718)	(146,073)	(97,682)	(27.1%)	(90.1%)
Net interest income	185,505	162,387	117,082	14.2%	58.4%
Fee income	33,357	27,204	31,029	22.6%	7.5%
Fee expenses	(9,618)	(13,184)	(8,810)	27.0%	(9.2%)
Net fee income	23,739	14,020	22,219	69.3%	6.8%
Net income from financial instruments at fair value through P&L	7,414	8,637	2,895	(14.2%)	156.1%
Net loss from write-down of assets at amortized cost and fair value through OCI	2,290	48	1,223	n.m	87.2%
Foreign exchange and gold gains	3,231	1,306	3,356	147.4%	(3.7%)
Other operating income	7,014	6,798	7,150	3.2%	(1.9%)
Loan loss allowances	(11,097)	(10,123)	(5,293)	(9.6%)	(109.7%)
Net operating income	218,096	183,073	148,632	19.1%	46.7%
Personnel benefits	(29,008)	(27,297)	(27,394)	(6.3%)	(5.9%)
Administrative expenses	(31,156)	(29,682)	(26,430)	(5.0%)	(17.9%)
Depreciation and amortization	(3,493)	(3,491)	(3,712)	(0.1%)	5.9%
Other operating expenses	(29,094)	(25,117)	(22,105)	(15.8%)	(31.6%)
Operating expenses	(92,751)	(85,587)	(79,641)	(8.4%)	(16.5%)
Operating income	125,345	97,486	68,991	28.6%	81.7%
Income from associates and joint ventures	593	(74)	470	n.m	26.2%
Income from net monetary position	(77,491)	(70,303)	(51,283)	(10.2%)	(51.1%)
Income before income tax	48,447	27,109	18,178	78.7%	166.5%
Income tax	(18,085)	(8,518)	16,072	(112.3%)	(212.5%)
Income for the period	30,362	18,591	34,250	63.3%	(11.4%)
Owners of the parent	30,058	18,603	34,523	61.6%	(12.9%)
Non-controlling interests	304	(12)	(273)	n.m	211.4%

Other comprehensive Income (1)	5,226	(797)	(20,803)	n.m	125.1%
Total comprehensive income	35,588	17,794	13,447	100.0%	164.7%
(1) Net of Income Tax.

35

Income Statement – 5 quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2Q23	1Q23	4Q22	3Q22	2Q22
Interest income	371,223	308,460	303,950	255,060	214,764
Interest expense	(185,718)	(146,073)	(144,119)	(119,702)	(97,682)
Net interest income	185,505	162,387	159,831	135,358	117,082
Fee income	33,357	27,204	29,799	29,188	31,029
Fee expenses	(9,618)	(13,184)	(14,480)	(13,069)	(8,810)
Net fee income	23,739	14,020	15,319	16,119	22,219
Net income from financial instruments at fair value through P&L	7,414	8,637	7,531	6,631	2,895
Net loss from write-down of assets at amortized cost and fair value through OCI	2,290	48	(879)	180	1,223
Foreign exchange and gold gains	3,231	1,306	553	3,933	3,356
Other operating income	7,014	6,798	8,250	7,953	7,150
Loan loss allowances	(11,097)	(10,123)	(11,072)	(7,250)	(5,293)
Net operating income	218,096	183,073	179,533	162,924	148,632
Personnel benefits	(29,008)	(27,297)	(27,617)	(24,496)	(27,394)
Administrative expenses	(31,156)	(29,682)	(26,226)	(25,960)	(26,430)
Depreciation and amortization	(3,493)	(3,491)	(5,049)	(3,641)	(3,712)
Other operating expenses	(29,094)	(25,117)	(27,692)	(23,242)	(22,105)
Operating expenses	(92,751)	(85,587)	(86,584)	(77,339)	(79,641)
Operating income	125,345	97,486	92,949	85,585	68,991
Income from associates and joint ventures	593	(74)	180	(677)	470
Income from net monetary position	(77,491)	(70,303)	(55,058)	(62,534)	(51,283)
Income before income tax	48,447	27,109	38,071	22,374	18,178
Income tax	(18,085)	(8,518)	(12,308)	(5,293)	16,072
Income for the period	30,362	18,591	25,763	17,081	34,250
Owners of the parent	30,058	18,603	26,124	17,389	34,523
Non-controlling interests	304	(12)	(361)	(308)	(273)

Other comprehensive Income (OCI)(1)	5,226	(797)	(8,139)	12,249	(20,803)
Total comprehensive income	35,588	17,794	17,624	29,330	13,447
(1) Net of Income Tax.

36

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q23	1Q23	2Q22	QoQ	YoY
Profitability
Efficiency Ratio	52.0%	62.4%	70.4%	(1,039)bps	(1,843)bps
ROA	3.9%	2.6%	4.6%	137 bps	(69)bps
ROE	21.3%	13.7%	28.3%	760 bps	(703)bps
Liquidity
Liquid assets / Total Deposits	84.1%	78.7%	76.7%	543 bps	745 bps
Capital
Regulatory Capital Ratio	28.38%	27.89%	22.88%	48 bps	549 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	27.99%	27.48%	22.73%	51 bps	526 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.38%	1.31%	1.08%	7 bps	30 bps
Allowances /Total non-performing portfolio	218.44%	220.29%	219.40%	(185)bps	(96)bps
Cost of Risk	4.09%	3.73%	1.94%	36 bps	215 bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q23	1Q23	2Q22	QoQ	YoY
Profitability
Efficiency Ratio	56.6%	62.4%	71.3%	(579)bps	(1,467)bps
ROA	3.2%	2.6%	3.0%	64 bps	20 bps
ROE	17.7%	13.7%	18.9%	402 bps	(117)bps
Liquidity
Liquid assets / Total Deposits	84.1%	78.7%	76.7%	543 bps	745 bps
Capital
Regulatory Capital Ratio	28.4%	27.9%	22.9%	48 bps	549 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	28.0%	27.5%	22.7%	51 bps	526 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.38%	1.31%	1.08%	7 bps	30 bps
Allowances /Total non-performing portfolio	218.44%	220.29%	219.40%	(185)bps	(96)bps
Cost of Risk	3.93%	3.73%	2.03%	20 bps	190 bps

37

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	August 23, 2023	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer